Exhibit 99.2

YM BioSciences Completes Bought Deal Financing For Gross Proceeds Of $20,795,002

Not for distribution to U.S. newswire services or dissemination in the United States.

MISSISSAUGA, Canada - Sept 30, 2004 - YM BioSciences Inc. (TSX:YM, AIM:YMBA) today announced that it has successfully completed a bought deal public offering of 6,601,588 units at a price of $3.15 per unit for total gross proceeds of $20,795,002.02. The units were issued to a syndicate of underwriters led by Dundee Securities Corporation and including Canaccord Capital Corporation, Sprott Securities Inc., Dlouhy Merchant Group Inc. and Haywood Securities Inc. The common shares underlying the units will be listed and posted for trading on the TSX on closing. Application has also been made for the shares to be admitted to trading on the AIM market of the London Stock Exchange and dealings are expected to commence on 30 September 2004.

Each unit consists of one common share and one-half of one common share purchase warrant. Each whole purchase warrant entitles the holder thereof to purchase one additional common share of YM BioSciences Inc. at a price of $3.75 at any time for up to 36 months following the closing.

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The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Not for distribution to U.S. newswire services or dissemination in the United States.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About YM BioSciences Inc.
YM BioSciences Inc. is a cancer drug development company. Its lead drug, tesmilifene, is a small molecule chemopotentiator (for taxanes and anthracyclines) currently undergoing a pivotal Phase III trial in metastatic breast cancer. Tesmilifene has completed a previous Phase III trial with positive results. In addition to tesmilifene, the company is developing an EGFr humanized monoclonal antibody that has completed Phase II trials and a GnRH anti-cancer vaccine that is in earlier stage clinical trials.

Except for historical information, this press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting.

Enquiries: James Smith, The Equicom Group Inc. Tel. 416-815-0700 x 229 Email: jsmith@equicomgroup.com	YM BioSciences Inc. Tel. 905-629-9761 Fax 905-629-4959 Email: ir@ymbiosciences.com